EXHIBIT B

                 LETTER TO ISSUER'S CHAIRMAN, PRESIDENT AND CEO

                                  JOVE PARTNERS

December 6, 2007

Mr. Jeffrey Siegel
Chairman, President and CEO
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, NY 11530

Dear Mr. Siegel,

Jove Partners believes that, in the face of a challenging retail environment, Lifetime Brands, Inc. has taken several important steps to significantly enhance long-term shareholder value.

In particular, we are encouraged by your company's renewed effort to increase cash generation and optimize capital allocation. We believe that the proposed inventory reduction plan will incentivize employees to limit the resources tied up in product and provide Lifetime Brands with significant improvements in working capital. We anticipate that the announced closing of marginal and unprofitable retail operations will free-up capital and allow your management team to enhance its focus on the core business. In addition, we expect that the consolidation of your company's West Coast warehouse facilities will improve operations and, combined with the sale of your former headquarters, strengthen the balance sheet. We also fully support the plan to expand Lifetime Brands' share repurchases.

Jove Partners is also pleased by the recent election of David Dangoor to the Lifetime Brands board of directors. We believe that Mr. Dangoor's substantial experience in operations, brand management and consumer sales will be very helpful to your company.

We look forward to continuing our active and positive engagement with Lifetime Brands as your management team works to improve shareholder value.

Sincerely,

/s/ Joel Citron

Joel Citron
Portfolio Manager
Jove Partners, LP